Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.345.6060 dan.peterson@huschblackwell.com

April 16, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (“Zea” or the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
File Numbers 333-163888 and 814-00797

To the Commission:

On December 21, 2009, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”).  The Fund received comments on the Registration Statement from the Commission Staff (the “Staff”) by letter dated February 19, 2010 (the “Letter”).  Subsequently, this office discussed three topics from the Letter with the Staff: the inclusion of the logo of the Iowa Corn Growers Association (“ICGA”) on the cover of the Fund’s prospectus, the mechanism by which prospective investors in the Fund can become members of the ICGA, and the Fund’s two class structure.  On March 22, 2010, at the Staff’s suggestion, we provided a letter outlining further materials to better explain these matters and assist in resolving the Staff’s comments in the Letter on these topics.  This letter is provided to the Staff to supplement a telephone discussion with the Staff on April 13, 2010 and further explain the two class structure of the Fund.

The following table illustrates the Fund’s two class structure by showing a side by side comparison of the Fund’s hypothetical operation over a four year period and its impact on a Class A and a Class B investor.  For purposes of this example, each investor has purchased 160,000 Units at $12.50 per Unit.  The Class A Unitholder therefore contributes $2,000,000, and the Class B Unitholder contributes $100,000,1 as their initial capital contributions.  We also assume the Fund will close with $100,000,000 in assets from the issuance of an aggregate of 6,000,000 Class A Units and 2,000,000 Class B Units, which would yield an aggregate of $76,250,000 in initial capital contributions.  Finally, we assume that Fund expenses, including the 2.5% management fee, will be 4% of the net asset value of the Fund each year, amounting to $4,000,000 per year, or $0.50 per Unit.  We have not included any incentive fees in Fund expenses for this illustration.

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1 5% of a $2,000,000 commitment.

April 16, 2010 page 2

Fund Chronology	Fund Event	Class A Unitholder Capital Account		Class B Unitholder Capital Account
		Transaction	Balance	Transaction	Balance

Closing	Initial capital contributions made	$2,000,000	$2,000,000	$100,000	$100,000
Year 1	Fund expenses of 4% incurred2	($8,000)		($8,000)
			$1,992,000		$92,000
	Fund makes an Initial Investment of $10,000,000	--		--
	Fund Initial Investment of yields income of $100,000 net of direct costs of that investment (/ $76,250,000 of aggregate initial capital contributions = $0.0013 per $1 contributed) 3	$2,623	$1,994,623	$131	$92,131
Year 2	Fund distributes Year 1 income from Initial Investment	($2,623)	$1,992,000	($131)	$92,000
	Fund expenses of 4% incurred	($8,000)	$1,984,000	($8,000)	$84,000
	Fund makes $10,000,000 Primary Investment	--		--
	Fund makes capital call	n/a	$1,984,000	$100,000	$184,000
	Fund Initial Investment yields income of $100,000 net of direct costs of that investment (/$78,000,000 of capital contributions = $0.00128 per $1 contributed)	$2,564	$1,986,564	$256	$184,256
Year 3	Fund distributes Year 2 income from Year 1 Initial Investments	(2,564)	$1,984,000	(256)	$184,000
	Fund expenses of 4% incurred	($8,000)	$1,976,000	($8,000)	$176,000
	Fund liquidates $10,000,000 Primary Investment with 5% gain; $500,000 gain allocated $0.0625 per Unit4	$10,000	$1,986,000	$10,000	$186,000

Please let me know when the Staff would be available to further discuss these matters, and please do not hesitate to contact me at the number above should you have any questions or concerns.

Sincerely,

/s/ Daniel A. Peterson
Partner

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2 The Fund’s Operating Agreement provides that each class will bear Fund expenses, including management fees, in proportion to the number of Units held—not cash contributed.

3 Net Profits and Net Losses on Initial Investments are allocated to all Members in proportion to cash contributed—not Units held.

4 Allocations of Net Loss or Net Profit on Primary Investments, unlike Initial Investments, are based upon the proportion of Units held, not cash contributed.  We would most likely not distribute this gain in this time period, but it is shown for illustration.